Exhibit 99

Year 2000

Except for the risks below, this description supplements the description of the Company's Year
2000 project on pages 29 and 31 of Sears 1998 Annual
Report to Shareholders.

State of Readiness
Information Systems.  As of April 7, 1999, the
Company has completed an inventory and assessment of its mission critical (vital to business operations) information systems. The Company has remediated approximately 90% of its mission critical systems and has assessed or tested approximately 73% of them as Year 2000 compliant, subject to certification (final testing and validation). The Company expects to have substantially completed remediation and testing by July 1999. The Company has begun certification, which it expects to complete by November 1999. The
Company has issued a moratorium on deploying any non-
Year 2000 changes into its systems production environment from July 1, 1999 through April 1, 2000
(subject to business critical changes), which will assist in completing certification.

Business Management. There have been no changes in the Company's assessment of its equipment and systems that contain embedded computer technology, its resale merchandise, or its mission critical, non-information systems service providers -- the Company believes that these areas do not pose a substantial Year 2000 compliance risk to the Company.

Merchandise Vendors. The Company rates its vendors on a scale of green (on target to be compliant by July 1), yellow (on target to be compliant by July
1 but minor concerns about progress) and red (not on target to be compliant by July 1). As of April 7, 1999, the Company has assigned a red rating to one first tier vendor (less than 1% of merchandise sales), 24 second tier vendors (approximately 3% of merchandise sales) and 208 third tier vendors
(approximately 3% of merchandise sales). Vendor ratings are subject to change based on the Company's ongoing evaluation process.

The Company has performed site visits of all of its first tier vendors (50% of merchandise sales), and is performing follow-up site visits on certain first tier vendors with a yellow or red rating. In addition, the Company is performing site visits on second tier vendors (29% of merchandise sales) with a red rating and the nine largest second tier vendors with a yellow or green rating. The Company anticipates completing all site visits by June 30, 1999. The Company has completed telephone conferences with second tier vendors with a red or green rating and anticipates completing telephone conferences with second tier vendors with a yellow rating in May 1999. The Company continues to track responses to its Year 2000 questionnaire distributed to all mission critical vendors in January 1998, review follow-up progress reports, review vendors' filings with the Securities and Exchange Commission
(the "Commission") and conduct electronic data interchange testing for all mission critical vendors.

Contingency Plans
Each of the Company's business units is developing contingency plans that identify what actions need to be taken if a critical system, merchandise vendor or service provider is not Year 2000 compliant. The business units are considering various contingencies, such as alternative merchandise vendors and service providers, operational alternatives due to a loss of utilities or public services and manual transaction process alternatives due to a loss of a mission critical information system. The Company expects to be ready to implement its contingency plans by October 1999.

Risks

The Company believes that its most significant Year
2000 risk factors are:
  Failure of either of its two mission critical information systems service providers to make their systems Year 2000 compliant;

  Failure of the Company to timely complete implementation of its new payroll processing system, which it anticipates completing by July 1999; and,

  Failure of a first tier mission critical merchandise vendor, or multiple merchandise vendors or service providers, to supply merchandise or services for an extended period of time.

Although the occurrence of any one of these scenarios could have a material adverse effect on the Company, the Company does not believe that any of these scenarios or any other Year 2000 compliance issues that would materially effect the Company's operations are reasonably likely to occur.

Costs
The Company estimates total costs (including external costs and the costs of internal personnel) related to its Year 2000 effort to be approximately $66 million, of which the Company (including Sears Canada) has incurred approximately $39 million. In addition, the Company has accelerated the planned development of new systems with improved business functionality to replace systems that were not Year 2000 compliant, including the Company's new payroll processing system. The Company expects these systems will cost approximately $81 million, of which the Company has incurred approximately $63 million. The Company funds Year 2000 costs with cash flows from operations.